PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

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PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:    Mr. Adam Washecka
Organization:    United States Securities and Exchange Commission
Telephone Number:    (202) 551-3375
Fax Number:    (202) 772-9205
Total Number of Pages, Including Cover Sheet:   12
Date:      March 15, 2006

FROM: Victor Tong
Mobile Number: (888) 866-1758
Fax Number: (646) 349-1096

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PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

March 15, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

Re: PacificNet Inc.
   Form 10-KSB for Fiscal Year Ended December 31, 2004
   Filed April 19, 2005

   Form 10-QSB for Fiscal Quarter Ended June 30, 2005
   File No. 000-24985

VIA EDGAR—CORRESP

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on February 6, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings. Per our telephone discussion, we believe most of the comments do not warrant a revision to our filings, however we understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,
/s/ Victor Tong
Victor Tong, President
PacificNet, Inc.

Form 10-KSB Fiscal Year Ended December 31, 2004
Item 1. Description of Business, page 1
Consolidation of Variable Interest Entities, page 5

1.	In order to help us better understand your arrangements with Sunroom-DE and Dianxun-DE, please address the following additional comments in your response letter:

●	Tell us whether there are any differences in the structure of your relationship with Sunroom-DE and Dianxun-DE.

Response:
There are no differences in the structure of our relationship with Sunroom-DE and Dianxun-DE. Our relationship with these two DEs could be better illustrated through below chart:

●
Tell us the amount of your initial investment in 3G-BVI and Clickcom-BVI and the amount of additional funding that you provided to Sunroom-DE and Dianxun-DE between the date of acquisition and December 31, 2005. Further, provide us with a breakout of the equity and debt balances of Sunroom-DE and Dianxun-DE immediately prior to your investment in 3G-BVI and Clickcom-BVI, respectively, and at each subsequent balance sheet date.

Response:

3G-BVI: Initial investment between the date of acquisition and December 31, 2005 was USD$500,000 although the consideration for this investment paid or payable up to December 31, 2005 totaled USD$5,079,600. The breakdown of the consideration was as follows: (a) cash payment of USD$1,683,000: USD$1,183,000 was paid to seller and USD$500,000 was injected into 3G-BVI; and (b) USD$3,396,600 equivalent of 424,575 shares at USD$8 per share of which 326,400 shares was paid up to 3Q05 and 98,175 was payable in 4Q05 to seller in accordance with the purchase and sale agreement (note: additional 98,175 shares not included here will be contingent on earnings performance.)

Clickcom-BVI: Initial investment between the date of acquisition and December 31, 2005 was USD$268,000 although the consideration for this investment paid or payable up to December 31, 2005 totaled USD$918,000. The breakdown of the consideration was as follows: (a) cash payment of USD$268,000 was injected into Clickcom-BVI; (b) USD$260,000 equivalent of 52,000 shares at USD$5 per share was paid up to 3Q05 (note: additional 78,000 shares not included here will be contingent on earning performance.

Each of the DEs is thinly capitalized and only USD$500,000 and USD$268,000 cash injection into the operating entities, 3G-DE and Clickcom-DE, respectively. Substantial portion of PACT’s investment consideration was paid or payable directly to previous owners of Sunroom-DE and Dianxun-DE for entering into the transactions while relatively small portion of the investment consideration was injected into the DEs. Additional funding from PACT was needed to support the DEs’ business development and working capital. Towards the later part of 3Q05, we advanced loans to the operating entities, Sunroom-DE and Dianxun-DE for US$250,000 each (or RMB 2 million) to support their business development for new projects. The loan amounts are considered as substantial relative to the size of DEs working capital. Going forward, we expect that more funding requirement will be needed from PACT to support the growth of the DEs’ businesses. As shown below, the breakdown of the equity and debt balances of Sunroom-DE and Dianxun-DE prior to the date of investment and each subsequent balance sheet date:

Dianxun-DE (USD)	Acquisition date (Dec16,2004)	1Q05	2Q05	3Q05	4Q05
Total liability	12,448	187,100	214,516	199,402	220,531
Total equity	207,956	269,318	360,590	516,613	603,623
Sunroom-DE (USD)	Acquisition date (Mar, 2005)		2Q05	3Q05	4Q05
Total liability	2,162,174		2,304,172	2,257,353	2,269,207
Total equity	2,207,507		2,126,575	2,455,502	2,805,484
# exchange rate at RMB 8.268/US$

●
Explain to us in more detail the nature of the Consulting and Services Agreements that your wholly-owned foreign subsidiaries (WOFE’s), Sunroom-WOFE and Dianxun-WOFE, signed with Sunroom-DE and Dianxun-DE, respectively. Tell us whether you, through the respective WOFE, must absorb the losses of Sunroom-DE and Dianxun-DE in addition to being entitled to receive the majority of the profits of these entities. Further, explain to us the management structure of Sunroom-DE and Dianxun-DE, including whether you have any operational control over these entities.

Response:

The nature of the Consulting and Service Agreements signed between 3G-WOFE and Sunroom-DE as well as signed between Dianxun-WOFE and Dianxun-DE is similar. In the agreement, WOFE (‘Party A') guarantees that it has the resources to provide technical and consulting services and agrees to provide DE (‘Party B’) with relevant technical consultation and services as party B’s exclusive provider. During the term of the agreement, Party B shall not accept technical and consulting services provided by any third party. At the same time, Party B agrees to pay a majority of its monthly net income as the technical consulting and service fee to Party A.

As previously discussed, these service agreements allow us a 51% share of the two WOFEs profits derived from the majority of the DEs’ profits, we however did not consolidate Dianxun-DE and Sunroom-DE in our 10QSB’s for 2005 because no obligations to absorb their expected losses, if any of the DEs. However, circumstances have changed as we have provided more funding directly to the DEs during the later part of 3Q05. Going forward, we expect that more funding requirement will be needed from PACT to support the growth of the DEs’ businesses.

The businesses of DEs are managed by their original management teams. The DE’s board of directors has the power to appoint the General Manager of the DE who in turn has the power to appoint other members of the management. PACT does not directly participate in the daily operation of the DE. It however has the power to change the management, if needed, because PACT is directly or indirectly controlling the board of each DE.

●
Explain to us in detail your consideration FIN 46(R) in determining that it was not appropriate to consolidate Sunroom-DE and Dianxun-DE upon acquisition but that it is appropriate to consolidate them as of December 31, 2005. As part of your response, please address your consideration of the business scope exception as discussed in paragraph 4h of FIN 46(R).

Response:

Upon acquisition of the DEs, PACT did not participate significantly in the design or redesign of such two entities, and has no obligation to provide financial support to them. Accordingly, points (1), (3) and (4) of 4h of FIN46(R) were not applicable initially. However, toward the later part of 3Q05, we started to provide funding to the DEs directly by advancing loans amounting to US$250,000 each (or RMB 2 million) to support their business development for new projects. The loan amounts are considered as substantial relative to the size of DEs’ working capital and accordingly, we why we re-considered evaluating them as VIEs according to the requirements of point 3 in paragraph 4h of FIN46 (R) interpretation.

Note 13-Consolidated Statements of Cash Flows, Page 32

2. We reissue our previous comment 3 as it is still unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operation activities. For your convenience, our previous comment 3 is included below.

“We note your response to comment 7; however, it is unclear to us why the increase in the minority interest balance resulting from new acquisitions is included as an adjustment to net income to arrive at cash flows from operation activities. It is our belief that this increase in minority interest does not affect either your cash balance or net income and therefore should not be given any treatment on the statements of cash flow. Please revise your cash flow statements within you 10-KSB for the year ended December 31, 2004 and 10-QSB’s for the quarters ending March 31, 2005 and June 30, 2005 to appropriately remove the minority interest adjustment to net income resulting from new acquisitions during the period. In addition, tell us in your response letter what other cash flow statement line item(s) you will adjust so that cash flow statements balance. Otherwise, please advise.”

Response:

As explained before, we prepared the cash flow statement using the indirect method, i.e. the net change of minority interest (‘MI’) balances as well as other balance sheet items such as working capital items between two reporting periods. We explained previously that the increase in the MI balance for Y/E2004 (i.e. US$2,506k), apart from the proportionate share of the current year profit attributable to MI (i.e. US$1,623k), also includes adjustment due to consolidation of new acquisitions in the first year. We have consolidated 100% of the newly acquired subsidiaries’ assets and liabilities into the balance sheet while in fact we only acquired 51%. Therefore, we increased the MI balance as liabilities due to MI for the proportionate share of the net assets value at the time of acquisition when we do the consolidation.

For example, there wasn’t any new acquisition in year 2003, nor items which might have affected the minority interest balance; the adjustment included in 2003’s cash flow statement was equal to the amount of MI share of the current year profit reported in the consolidated statement of operations.

The following reconciliation for the minority interest balance for the year ended December 31, 2004 may help to explain the minority interest’s adjustment to the cash flow statement:

In USD 000’s	2004	Remark
Opening MI balance @1/1/2004	(110)	(a)
Proportionate share of 04 earnings attributable to MI:	1,623
MI liabilities arising from new acquisitions*:
Smartime:	292	(*)
Yueshen	96	(*)
Linkhead	305	(#)
EPRO	190	(#)
Ending balance MI:	2,396	(b)
Net change between the 2 reporting periods:	2,506	(a+b)
(*) as explained, we have consolidated 100% of the newly acquired subsidiaries’ assets and liabilities into the balance sheet (i.e. may have increased the working capital items on the balance sheet) while in fact we only acquired 51%; these reconciling figures represents the offsetting for the 49% by adding the MI liabilities equal to the proportionate share of the net assets of the newly acquired subsidiaries.
(#) same as *, except that also net of other write-offs attributed to MI proportionate share of the write-offs.

Please tell us specifically what you disagree with if it still doesn’t meet your expectations.

Nature of Operations and Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

3. We note your response to comment 4.1; however, it is not clear to us why contract accounting pursuant to paragraph 74 of SOP 97-2 is not the appropriate revenue recognition guidance for EPRO’s product sales. Please explain to us in greater detail the nature of the customization and modification work and tell us your basis for concluding that this work is not significant. In your response, please address your statements from your response letter that the base features and functions of the software do not fully satisfy the customers’ needs and that the period of modification and customization usually takes about 3 or 4 months.

Response:

In most cases of the software sales in FY2004, only a small percentage of (less than 10%) of the contract value was attributable to installation, customization or modification while a significant portion of the contract value was derived from hardware and off-the-shelf software. Since our software is sold as off-the-shelf software, it can be used by customers with little or no customization or modification.

The nature of EPRO’s customization and modification involves “tweaking the system” or adding onto the generic functions of the system certain special functions tailored to the industry specific to our customers. For example, EPRO’s call center software has a standard reporting function that can print out a hard copy for the user. However, the customer may want to export or integrate this reporting function to Word or Excel format. Our programmers can modify the software to satisfy the customer’s request. If the customer desires more special enhancements, the time it takes to prepare the modification and customization varies. That is why we said the period of customization and modification usually takes about 3 or 4 months as some customers may continually desire additional enhancements. Since our software does not require significant customization or modification, (accounting for less than 2% of EPRO’s revenues or 1% of PACT’s consolidated revenues in FY2004), we have concluded that the rules of contract accounting do not apply per interpretation of SOP 97-2 paragraph 74.

4. In order to help us better understand PacSo’s revenue recognition arrangements and revenue recognition policy, please address the following additional comments in your response letter.

●	Explain to us in more detail the nature of your smart card projects, car park projects, and CCTV projects. Explain to us the nature of the final deliverable that you provide in each of these projects.

●
Tell us whether PacSo ever sells the deliverables outlined in the 2nd paragraph of your response (i.e. hardware delivery, reader delivery, software installation, and final testing and commissioning) on an individual basis.

●	Tell us whether the products that PacSo sells are standard products or whether they are based on the buyer’s specifications.

●
Explain to us your basis for recognizing revenue prior to completion of the project given your statement that each delivered item does not have separate standalone value to the customer. Reference all GAAP accounting literature that supports your accounting treatment.

Response:

PacSo’s projects are included in a subset called ‘Extra Low Voltage Services or ELV’ projects within the Building Services Business Sector. It involves the provision of access control solutions to building management companies or developers, such as smart card projects (for residential or commercial buildings’ access control), car park projects (car park access control) and CCTV projects (for car park and buildings). The software application of these projects is somewhat similar while the composition of hardware of each project may be different, depending on the requirements of each customer.

The deliverables in each of these projects can be separated into: (i) hardware delivery (i.e. smart card reader, live camera); (ii) software delivery (i.e. off-the-shelf access control solutions); and (iii) installation, testing and commissioning (“T&C”).  The installation could take from a day or two to 2 weeks, depending on the requirement of the project. Since there is minimal customization on the software part, software installation takes as little as 1-2 days at most while hardware installation usually takes longer time for setting up the infrastructure such as cabling, wiring, etc. Substantially all of the projects are sold as in the same sales arrangement except in certain rare occasions where a real estate developer may just buy the software portion instead of a complete solution.

The hardware and software projects that PacSo sells are standard products, except that each solution may involve a combination of different off-the-shelf hardware in conjunction with off-the-shelf software for different applications required for different customers. In most cases PacSo recognizes revenues according to progress billing for its 3 deliverables in terms of hardware, software and installation, i.e. hardware revenue is recognized when delivery note for hardware is signed and same for software and T&C. Post-contract services are charged separately after the warranty period expires.

PacSo recognizes the project revenue based on separate unit of accounting in accordance with EITF 00-21 because it meets all 3 criteria in paragraph 9 of EITF 00-21. The first condition for separation is met because the delivered item (hardware, software, installation) has standalone value to the customer as it is can be sold separately by PacSo or any other vendor. The second condition is also met because objective and sufficient evidence of the fair value of the undelivered item exists as evidenced by an open market for these types of products. Finally, there are no general refund rights and the performance of the undelivered items is substantially in the control of the vendor, i.e. the sub-contracted vendors for hardware and installation will in turn provide performance warranties to PacSo.

Our previous response had stated PacSo recognizes revenue in accordance with SOP 97-2. We were referring to the software portion per se, which does not have multiple deliverables. PacSo’s projects have multiple deliverables and we recognize revenue based on the separation of deliverables and when the general conditions for revenue recognition have been met. We will disclose in detail in future filings our revenue recognition accounting policy including the description and nature of such arrangements.

5. Refer to your response to comment 4.4 and address the following for each type of calling card distributed by YueShen:

Tell us whether you have general or physical loss inventory risk. For guidance, refer to paragraphs 8 and 13 of EITF 99-19, respectively.

Tell us whether you have latitude in establishing the price that you charge your customers or whether China Mobile determines the price that you charge your customers.

Response:

Applicable to all types of cards distributed by YueShen such as phone cards, mobile SIM cards, prepaid stored-value cards, re-chargeable phone cards, VoIP and IDD calling cards, internet access cards, and bundled cross-selling insurance cards, travel and hotel reservation cards and customer loyalty membership cards in China, we have concluded that although there are some elements of net revenue reporting, i.e. the supplier is the primary obligor in the arrangement since they are ultimately responsible for acceptability of the product purchased by the customer, the elements of gross revenue reporting define the ultimate arrangements under which we operate and therefore, YueShen has been reporting revenue on a gross basis as principal based on the indicators of gross revenue reporting per EITF 99-19 as follows:

•
YueShen is subject to general inventory risk (paragraph 8) because YueShen makes purchases on a cash basis with major telecom operators and takes title (maintains an inventory of products) before the products are ordered by customers.

•	YueShen has latitude in establishing the pricing power of products; however it seldom exercises it due to intense competition in this market (paragraph 9).
•	YueShen is subject to physical inventory loss risk (after customer order or during shipping) paragraph 13).
•
YueShen has credit risk as it is responsible for collecting the sales price from the customer and it responsible for paying the supplier regardless of whether or not the sales price is fully collectible (paragraph 14).

We further confirm that the YueShen revenues reported in our filings have been reported at gross amounts.

Business Acquisitions, page 39

6. We note your response to comment 6; however, we believe that you should have separately valued your warrants and shares of common stock in order to determine the purchase price of your acquisitions. For your 2004 and 2005 acquisitions, please separately value your warrants and shares of common stock issued and revise your 10-KSB for the year ended December 31, 2004 and 2005 10-QSB’s accordingly. Further, if you value your shares of common stock at a price that is different than the market value of those shared for a reasonable period before and after the date that the terms of the acquisition have been agreed to, explain to us your GAAP basis for doing so. Refer to paragraph 22 of SFAS 141 for guidance. Otherwise, please explain to us in more detail your GAAP basis for your accounting treatment.

Response:

We confirm that a separate valuation of the warrants and shares of common stock was not made for our 2004 and 2005 acquisitions and our filings will be revised as necessary.

Form 10-QSB for the quarter ended June 30, 2005

Business Acquisitions, page 7

7òWe refer to your response to comment 9.1 where you indicate that you acquired a 51% ownership of 3G-BVI on January 5, 2005. However, we note on page 7 of your 10-QSB for the quarter ended June 30, 2005 that you completed the acquisition of 3G-BVI in April 2005. Please clarify for us this apparent discrepancy.

Response:

We actually acquired 3G-BVI on January 5, 2005. However, this was only the first step of the acquisition process. In our January 17th response letter, we explained that we needed to establish a special purpose vehicle in order to avoid violating the foreign ownership restriction on the Telecom industry in China. As a result, we need to establish 3G WOFE as a special purpose vehicle (‘SPV’) in China that was 100% owned by 3G-BVI. Through that SPV Consulting & Service agreement between WOFE and DE was signed to effect the acquisition. The 3G WOFE was established on April 4, 2005, because the incorporation procedures in China took a longer time to approve. Until then, the acquisition was not considered as completed as we indicated in our 10-QSB for 2Q05.

* * * *

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile Number at 888-866-1758.

Sincerely,
/s/ Victor Tong
Victor Tong, President